Exhibit 99.1

RAD

RADIOPHARM THERANOSTICS

Quarterly Activities & Cash Report and 4C for the quarter ended 30 September 2026

ASX ANNOUNCEMENT 30 October 2026

Radiopharm Theranostics Reports Business Update

Phase 3 imaging trial of RAD101 in recurrent brain metastases from solid tumors expected to initiate in 1Q27 following successful end-of-phase 2 meeting with U.S. Food and Drug Administration

Reported positive Phase 1 imaging data for RAD301, supporting advancement toward Phase 2 development in pancreatic ductal adenocarcinoma

Advanced to fourth dosing cohort in ongoing Phase 1 ‘HEAT’ study of RAD202 in HER2+ solid tumors

Sydney, Australia – 30 October 2026 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced financial results for the quarter ended September 30, 2026, and provided a corporate update.

“We continue to execute on multiple value-driving catalysts across our portfolio, with the successful End-of-Phase 2 meeting for RAD101 representing a particularly important milestone as we prepare to enter a pivotal Phase 3 study,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “The progress achieved this quarter reflects both the growing maturity of our pipeline and the differentiated potential of our radiopharmaceutical platform. From advancing RAD202, RAD 204 and RV-01 in the clinic to reporting positive Phase 1 imaging data for RAD301, we are steadily building a robust body of clinical evidence across several high-value oncology targets. With multiple upcoming clinical, regulatory and scientific milestones anticipated over the coming months, we believe Radiopharm is well positioned to continue generating momentum as we work to develop the next generation of precision cancer therapies for patients with significant unmet needs.”

Program and Business Updates

18F-RAD101 – Small molecule targeting fatty acid synthase radiolabelled with Fluorine-18

RAD101 is currently being prepared for a pivotal, multi-center, global Phase 3 imaging trial following a productive End-of-Phase 2 (EOP2) meeting with the U.S. Food and Drug Administration (FDA) in individuals with confirmed recurrent brain metastases from solid tumors of different origins. RAD101 has received FDA Fast Track Designation to distinguish between recurrent disease and treatment effect of brain metastases originating from solid tumors of different origin including leptomeningeal disease. The company also recently announced a partnership with Siemens Healthineers, who will manufacture and distribute doses of 18F-labeled RAD101 to support Radiopharm’s upcoming Phase 3 registrational trial in the U.S.

●	In October 2026, the Company announced the successful completion of an EOP2 meeting with the FDA for RAD101 for the detection of brain metastases. Previously reported Phase 2b clinical data showed that RAD101 demonstrated 93% concordance with MRI across all evaluable lesions, meeting the Phase 2 trial’s primary endpoint.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 30 October 2026

●	RAD101 was selected for a late-breaking oral presentation of interim Phase 2b imaging data for its trial in participants with suspected recurrent brain metastases from solid tumors at the 31st Annual Meeting of the Society of Neuro-Oncology (SNO26) taking place from November 12-15, 2026, in Philadelphia, Pennsylvania. The data from these findings are supportive for the initiation of the Phase 3 imaging trial.

177Lu-RAD204 – Nanobody targeting PD-L1 radiolabelled with Lutetium 177

RAD204 is being evaluated in a Phase 1 study in PD-L1-driven cancers, including Non-Small Cell Lung Cancer (NSCLC), Small-Cell Lung Cancer (SCLC), Triple-negative Breast Cancer (TNBC), Cutaneous Melanoma, head and neck squamous cell carcinoma (HNSCC) and Endometrial Cancer.

●	The Company continues to make progress in dosing patients in the 90mCi third cohort of the Phase 1 study. Data from each of the cohorts of the Phase 1 study will be used to inform the recommended dose for the planned Phase 2 trial.

177Lu-RAD202 – Nanobody targeting HER2 radiolabelled with Lutetium 177

The Company continues to evaluate RAD202 in the Phase 1 ‘HEAT’ clinical trial in patients with Human Epidermal Growth Factor Receptor 2 (HER2)-positive advanced solid tumors. HER2 is overexpressed in breast cancer and several other solid tumors and represents a validated target in oncology. RAD202 has demonstrated clinical proof-of-concept with positive safety and biodistribution.

●	In August 2026, the Company received a positive recommendation from the Data Safety and Monitoring Committee (DSMC) to advance RAD202 to the next dose level of 180mCi in the fourth cohort of the Phase 1 ‘HEAT’ clinical trial in patients with HER2-positive advanced solid tumors.

Lu177-RV 01 – monoclonal antibody targeting 4Ig isoform of B7H3 radiolabelled with Lutetium 177

RV-01 (Betabart) is a monoclonal antibody targeting the 4Ig isoform of B7H3, an immune checkpoint protein that is highly expressed in tumors and not in healthy tissue. In multiple preclinical studies, RV-01 has shown tumor shrinkage and prolonged survival. This is the first radiopharmaceutical therapeutic developed by Radiopharm Ventures, a joint venture between Radiopharm Theranostics and the MD Anderson Cancer Center.

●	In August 2026, the Company dosed the first patient in the second cohort of its First-In-Human (FIH) Phase 1/2 clinical trial of RV-01 in patients with B7-H3 expressing tumors. The dosing of the first patient came following a positive recommendation from the Safety and Monitoring Committee (SMC) to advance to the 70mCi dose.

●	The Phase 1/2a clinical trial of RV-01 is a dose escalation and expansion trial designed to evaluate the safety, biodistribution, radiation dosimetry and preliminary anti-tumor activity of RV-01 in B7-H3 expressing tumors. The trial will determine the recommended dose of RV-01 to move forward in future studies. The Phase 1/2a study is currently being conducted at clinical centers across the U.S.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 30 October 2026

Tb161-RAD 402 – Monoclonal antibody targeting KLK3 radiolabelled with Terbium 161

RAD402 is a monoclonal antibody targeting Kallikrein Related Peptidase 3 (KLK3) radiolabelled with the radionuclide 161Tb for the treatment of prostate cancer. In preclinical mouse models, RAD 402 showed strong tumor targeting, limited bone and marrow uptake, and a hepatic excretion profile consistent with expectations for a monoclonal antibody.

●	The Company continues to progress its First-In-Human (FIH) Phase 1 clinical trial of RAD402, designed to evaluate the safety, tolerability, whole-body distribution, and preliminary clinical activity of RAD402 in patients with advanced prostate cancer. The dose escalation Phase 1 study is designed to determine the Maximum Tolerated Dose and recommended Phase 2 dose for expansion.

Ga68-RAD301 – Peptide targeting αvB-integrin radiolabeled with Gallium 68

RAD301 is being evaluated in a Phase 1 imaging trial in patients with Pancreatic Ductal Adenocarcinoma (PDAC). The αvB-integrin is a cellular marker for tumor invasion and metastatic growth, which correlates with decreased survival in several carcinomas, particularly pancreatic. RAD301 has previously received Orphan Drug Designation (ODD) from the FDA and data from the Phase 1 trial is supportive of continuing its development.

●	In September 2026, the Company announced positive data from the Phase 1 trial of RAD301 in patients with pancreatic ductal adenocarcinoma. RAD301 demonstrated a favorable safety profile in all evaluable participants as well as favorable biodistribution and significant tumor uptake in pancreatic cancer metastases, which supports the potential of αvβ6-integrin as a target for future therapeutic development and potentially as a theranostic pair.

Radiopharm Ventures

Subsequent to 30 September, Radiopharm increased its ownership In Radiopharm Ventures from 87.5% to 93.75% as the result of continuous participation in the program.

Financial Updates

COMPLETION OF A$12.5 MILLION INSTITUTIONAL OFFER AND A$6 MILLION SHARE PURCHASE PLAN

During the quarter, Radiopharm completed a A$12.5 million institutional placement and a A$3 million Share Purchase Plan (SPP) to strengthen its financial position to support the preparation and readiness to commence the RAD101 registrational Phase 3 study, the completion of RAD204 dose escalation, while progressing RAD202, RAD402 and RV01 therapeutic programs and supporting ongoing strategic partnering initiatives.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 30 October 2026

R&D TAX REFUND

In July, Radiopharm received its research and development (R&D) tax refund for the 2025 financial year, totalling to A$5,885,131, including A$104,475 interest. The refund is received as part of the Australian Government’s R&D tax incentive, which provides companies engaging in appropriate and eligible activities with a refundable tax offset of up to 43.5%.

R&D ADVANCE

Subsequent to 30 September, Radiopharm received $8,000,000 from Rockford Capital under a funding facility secured against Radiopharm’s anticipated FY26 Research and Development Tax Incentive (RDTI).

QUARTERLY RESULTS

Closing cash at the end of the quarter was $7.5 million, increasing from $4.1 million at the end of the prior quarter. Net cash outflows from operating activities during the period was $10.7 million with direct Research and Development expenditure and staff costs accounting for 93% of the operating expenditure for the quarter, excluding receipt of the R&D tax refund.

In compliance with Listing Rule 4.7C, payments to related parties and their associates, as detailed in item 6.1 of Appendix 4C, encompass remuneration for director fees to executive and non-executive directors, conducted in the ordinary course of business at commercial rates, excluding reimbursements for out-of-pocket expenses.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and five Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 30 October 2026

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari

CEO & Managing Director

P: +1 862 309 0293

E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright

NWR Communications

P: +61 451 896 420

E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/

X – https://x.com/TeamRadiopharm

LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/

Investor Hub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity

Radiopharm Theranostics Limited

ABN	Quarter ended (“current quarter”)

57 647 877 889	30 September 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	71	71
1.2	Payments for
	(a) research and development	(11,930)	(11,930)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(143)	(143)
	(d) leased assets	-	-
	(e) staff costs	(3,875)	(3,875)
	(f) administration and corporate costs	(1,016)	(1,016)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	38	38
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	5,984	5,984
1.8	Other – GST refunded	184	184
1.9	Net cash from / (used in) operating activities	(10,687)	(10,687)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	14,920	14,920
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(798)	(798)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other – (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	14,122	14,122

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	4,137	4,137
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(10,687)	(10,687)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	14,122	14,122
4.5	Effect of movement in exchange rates on cash held	(110)	(110)
4.6	Cash and cash equivalents at end of period	7,462	7,462

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	7,462	4,137
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	7,462	4,137

6.	5BPayments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	1,020
6.2	Aggregate amount of payments to related parties and their associates included in item 2
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

In accordance with Listing Rule 4.7C, payments made to related parties and their associates included in items 6.1 of the Appendix 4C includes compensation and director fee related payments in the normal course of business at commercial rates, excluding reimbursements of out-of-pocket expenses.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	8BEstimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(10,687)
8.2	Cash and cash equivalents at quarter end (item 4.6)	7,462
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	7,462

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	0.70
Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:	The Company expects its near-term net operating cash outflows to remain broadly consistent with the A$10.7 million recorded in Q1 FY2027, although expenditure is expected to vary between quarters depending on the timing and progression of clinical activities. Q1 expenditure reflected significant progress across the Company’s clinical portfolio, including:

	1)	Achieving partial response in Phase 1 Trial of RAD204
	2)	Positive Phase 2b Trial Results of RAD 101
	3)	Advancing to cohort 4 in 177Lu-RAD202 Phae 1 HEAT Trial
	4)	Dosing of first patient in second cohort of BetaBart (RV01)

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: The Board is continuing to assess alternative capital sources, and the Directors believe that the Company can raise sufficient capital in the form of equity financing and or non-dilutive inflows. In December 2025 a At-The-Market Facility was set up to allow the company to draw upon US$18.9 million for the issue of ADR’s.

Subsequent to 30 September 2026, the Company received $8 million from Rockford Capital under a funding facility secured against Radiopharm’s anticipated FY26 Research and Development Tax Incentive (RDTI).

In addition, the Company has and will continue to employ cash management strategies such as delaying discretionary operating activities.

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: Yes, the Board expects to be able to continue its operations and to meet its business objectives based on the responses detailed in 8.6.1 and 8.6.2.
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 October 2026

Authorised by:	The Board

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Quarterly Activities & Cash Report and 4C for the quarter ended 30 September 2026

ASX : RAD

RAD

RADIOPHARM THERANOSTICS